FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces BlackBerry Enterprise Server Express	3

Document 1

February 16, 2010

RIM Introduces BlackBerry Enterprise Server Express

Free New BlackBerry Software for Microsoft Exchange and Microsoft Windows Small Business Server Allows Companies to Empower All Employees with Wireless Access to Their Corporate Email Without Compromising Security or Manageability

WATERLOO, ON –Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today introduced BlackBerry® Enterprise Server Express - free new server software that wirelessly and securely synchronizes BlackBerry® smartphones with Microsoft® Exchange or Microsoft® Windows® Small Business Server.

The new BlackBerry Enterprise Server Express software will be provided free of charge in order to address two key market opportunities. First, the software offers economical advantages to small and mid-sized businesses (SMBs) that desire the enterprise-grade security and manageability of BlackBerry® Enterprise Server but don’t require all of its advanced features. Second, more and more consumers are purchasing BlackBerry smartphones and the free BlackBerry Enterprise Server Express software provides a cost-effective solution that enables IT departments to meet the growing demand from employees to be able to connect their personal BlackBerry smartphones to their work email.

BlackBerry Enterprise Server Express works with Microsoft Exchange 2010, 2007 and 2003 and Microsoft Windows Small Business Server 2008 and 2003 to provide users with secure, push-based, wireless access to email, calendar, contacts, notes and tasks, as well as other business applications and enterprise systems behind the firewall. Importantly, the new server software utilizes the same robust security architecture found in BlackBerry Enterprise Server.

"Today we are announcing an exciting new offering that further expands the market opportunity for the BlackBerry platform," said Mike Lazaridis, President and Co-CEO, Research In Motion. “In a marketplace where smartphones are becoming ubiquitous, BlackBerry Enterprise Server Express significantly raises the bar by providing a cost-effective solution that allows companies of all sizes to support enterprise-grade mobile connectivity for all employees without compromising security or manageability.”

With BlackBerry Enterprise Server Express connected to Microsoft Exchange or Microsoft Windows Small Business Server, BlackBerry smartphone users will be able to:

-	Wirelessly synchronize their email, calendar, contacts, notes and tasks

-	Manage email folders and search email on the mail server remotely

-	Book meetings and appointments, check availability and forward calendar attachments

-	Set an out-of-office reply

-	Edit Microsoft Word, Excel and PowerPoint files using Documents To Go®

-	Access files stored on the company network

-	Use mobile applications to access business systems behind the firewall

For IT administrators, BlackBerry Enterprise Server Express also offers the following:

-	Runs on the same physical or virtual server as the Microsoft mail server or on its own server. BlackBerry Enterprise Server Express is also certified for use with VMware ESX

-	Over 35 IT controls and policies, including the ability to remotely wipe a smartphone and enforce and reset passwords

-	A Web-based interface that allows remote administration and makes it easy to install the software, connect BlackBerry smartphones and apply usage policies

BlackBerry® Enterprise Server v5 continues to be the recommended solution for deployments that require additional security policies, monitoring features or high availability. BlackBerry Enterprise Server also continues to be required for certain other enterprise solutions such as BlackBerry® Mobile Voice System (for bringing desk phone functionality to BlackBerry smartphones), BlackBerry® Clients for Microsoft® Office Communications Server and IBM® Lotus® Sametime® (for enterprise instant messaging), IBM Lotus Connections (for enterprise social networking), IBM Lotus Quickr™ (for document sharing and collaboration), and Chalk® Pushcast Software (for corporate podcasting).

BlackBerry Enterprise Server Express is expected to be available as a free download in March. For more information, visit www.blackberry.com/besexpress.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards,

RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 24, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations